Exhibit 21.1

Principal Subsidiaries of Universal Logistics Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation/ Organization
Cavalry Logistics, LLC	Tennessee
Diversified Contract Services, Inc.	Michigan
LGSI Equipment of Indiana, LLC	Indiana
Linc Logistics, LLC	Michigan
Logistics Insight Corp.	Michigan
Logistics Insight Corporation, S. de R.L. de C.V.	Mexico
Logistics Insight GmbH	Germany
Mason Dixon Intermodal, Inc. dba Universal Intermodal Services, Inc.	Michigan
ULINC Staffing de Mexico, S. de R.L. de C.V.	Mexico
Universal Dedicated, Inc.	Michigan
Universal Management Services, Inc.	Michigan
Universal Logistics Solutions International, Inc.	Illinois
Universal Logistics Solutions Canada, Ltd.	Canada
Universal Specialized, Inc.	Michigan
Universal Truckload, Inc.	Delaware
UT Rent A Car, Inc.	Michigan
UTS Realty, LLC	Michigan
UTSI Finance, Inc.	Michigan
Westport USA Holding, LLC	Delaware
Westport Axle Corporation	Kentucky
Westport Machining Holdings, Inc.	Michigan
Westport Machining LLC	Michigan